UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 619908304			Page 2 of 18

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,155,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,155,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,155,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 3 of 18

1.	Name of Reporting Person: Prospect Street Income Shares Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-2765811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,940

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 111,940

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 4 of 18

1.	Name of Reporting Person: Highland Legacy Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 5 of 18

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,352,497

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,352,497

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,352,497

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 6 of 18

1.	Name of Reporting Person: PAMCO Cayman, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 619908304			Page 7 of 18

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,518,779

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,518,779

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,518,779

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 8 of 18

1.	Name of Reporting Person: Highland Select Equity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 119,283

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 119,283

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 9 of 18

1.	Name of Reporting Person: Highland Capital Management Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 182,748

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 182,748

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 10 of 18

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,822,764

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,822,764

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,822,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 619908304			Page 11 of 18

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,822,764

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,822,764

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,822,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 12 of 18

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,024,326

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,024,326

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,024,326

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, and Amendment No. 4 to Schedule 13D filed with the Commission on April 15, 2005 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     On August 16, 2005, Highland Legacy Limited (the “Plaintiff”) filed a derivative action in the Court of Chancery of the State of Delaware in and for New Castle County against certain officers and directors of Motient Corporation (“Motient” or the “Company”), together with certain consultants to the Company and affiliates of Tejas Securities Group, Inc. (collectively, the “Derivative Defendants”). The suit addresses past dealings between and among the Derivative Defendants and alleges, among other things, that the Derivative Defendants (i) have breached various fiduciary duties to the Company, including the duties of care, loyalty, utmost good faith and fair dealing, accountability and disclosure, (ii) have aided and abetted various breaches of fiduciary duties and (iii) have been unjustly enriched by their actions to the detriment of the Company and its stockholders. Based upon these claims, the Plaintiff is seeking damages for the benefit of the Company and its stockholders of an undetermined amount. The Plaintiff filed an amended complaint in this matter on September 6, 2005. A copy of the amended complaint is attached hereto as Exhibit 2 and is incorporated herein by reference.
     Also on August 16, 2005, Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management, L.P. and Highland Capital Management Services, Inc. (collectively, the “Highland Plaintiffs”) filed a petition in the 101st Judicial District Court of Dallas County, Texas against Motient seeking the rescission of a sale of preferred stock by the Company to the Highland Plaintiffs that occurred in April 2005 (the “April Preferred Stock Sale”). The petition alleges that Motient made material misrepresentations and omitted material facts in connection with the issuance and sale of the preferred stock. A copy of the petition relating to this matter is attached hereto as Exhibit 3 and is incorporated herein by reference.
     On August 22, 2005, the Highland Plaintiffs filed a second petition in the 101st Judicial District Court of Dallas County, Texas against the law firm of Andrews & Kurth, L.L.P., relating to, among other things, its legal opinion delivered in connection with the April Preferred Stock Sale. A copy of the petition relating to this matter is attached hereto as Exhibit 4 and is incorporated herein by reference.
     Highland Capital Management, L.P. (“Highland”) is a Dallas, Texas-based investment adviser registered with the Commission that specializes in credit, structured product and distressed asset investments and manages over $15 billion in assets. Highland makes thousands of investments each year in both public and private companies. Contrary to the assertions in Motient’s Current Report on Form 8-K dated August 19, 2005 (the “Form 8-K”), Highland rarely initiates litigation outside of investment-related bankruptcy proceedings. In fact, since January 2002, Highland has not initiated any derivative actions similar to the suits described herein or any litigation in connection with any of its equity investments.
     In preparing for the litigation described above, Highland discovered that several of the Derivative Defendants have defended similar complaints in connection with their involvement with other companies. Specifically, Highland notes in Joseph D. Martinec, Chapter 11 Trustee of WSNet Holdings, Inc. v. Cerberus Capital Management LP, et al., a lawsuit filed in the 200th Judicial District Court of Travis County, Texas, that similar causes of action were asserted against Derivative Defendants Gary Singer and Jared Abbruzzese, including allegations of serious corporate governance abuses and conflicts of interest. A copy of the WSNet petition is attached hereto as Exhibit 5 and is incorporated herein by reference. Highland also notes the multiple lawsuits against Gary Singer involving fraud charges relating to his involvement with the Cooper Companies,Inc., including civil proceedings in SEC v. Cooper Cos., Civ. Action 92-8166

(S.D.N.Y Nov. 10, 1992) and criminal proceedings in United States v. Gary Singer and the Cooper Companies, Inc., 92 Cr. 964 (RJW) (S.D.N.Y.).
     Due to the serious claims set forth in its lawsuits, Highland believes that it had no choice but to pursue litigation in order to protect its own interest in Motient and, ultimately, to preserve value in the Company on behalf of all stockholders. Highland also believes that it is important for Motient stockholders to understand the nature of these claims and to take Highland’s concerns into account when considering any future proposals by Motient’s Board of Directors.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) As of August 31, 2005, the Reporting Persons may be deemed to beneficially own an aggregate of 9,024,326 shares of Common Stock, representing approximately 13.6% of the Common Stock outstanding as of August 15, 2005 (based upon information contained in the Issuer’s Annual Report on Form 10-Q for the quarterly period ended June 30, 2005).
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Prospect Street High Income Portfolio, Inc.	1,155,224	0	1,155,224	0
Prospect Street Income Shares Inc.	111,940	0	111,940	0
Highland Legacy Limited	223,880	0	223,880	0
Highland Crusader Offshore Partners, L.P. (1)	5,352,497	0	5,352,497	0
PAMCO Cayman, Limited	223,880	0	223,880	0
Highland Select Equity Fund, L.P. (2)	119,283	0	119,283	0
Highland Equity Focus Fund, L.P. (3)	1,518,779	0	1,518,779	0
Highland Capital Management Services, Inc. (4)	182,748	0	182,748	0
Highland Capital Management, L.P. (5) (6)	8,822,764	0	8,822,764	0
Strand Advisors, Inc. (6)	8,822,764	0	8,822,764	0
James Dondero (6) (7)	9,024,326	0	9,024,326	0

(1)	Includes (i) 2,094,289 shares of Common Stock held directly, (ii) 912,514 shares of Common Stock that may be acquired by Crusader within 60 days of the date hereof upon exercise of warrants and (iii) 2,345,694 shares of Common Stock that may be acquired by Crusader within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(2)	Includes 10,939 shares of Common Stock that may be acquired by Equity Fund within 60 days of the date hereof upon exercise of warrants.

(3)	Includes (i) 1,300,145 shares of Common Stock held directly, (ii) 164,089 shares of Common Stock that may be acquired by Equity Focus within 60 days of the date hereof upon exercise of warrants and (iii) 54,545 shares of Common Stock that may be acquired by Equity Focus within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(4)	Represents shares of Common Stock that may be acquired by HCM Services within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(5)	Includes 117,281 shares of Common Stock that may be acquired by Highland Capital within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(6)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund, and Mr. Dondero may also be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by HCM Services. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(7)	Includes 18,814 shares of Common Stock held directly.

     (c) On August 15, 2005, Mr. Dondero acquired 10,000 shares of Common Stock pursuant to a grant of Common Stock under the Company’s 2004 Restricted Stock Plan. Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:

Exhibit 2	First Amended Complaint, filed in the Court of Chancery of the State of Delaware in and for New Castle County, styled as Highland Legacy Limited v. Steven G. Singer; Gary Singer; Tejas, Inc.; Tejas Securities Group, Inc.; Gerald S. Kittner; Christopher W. Downie; Communications Technology Advisors LLC; Capital 4 Technology Advisors, Inc.; Peter D. Aquino; Jared E. Abbruzzese; Barry A. Williamson; Raymond L. Steele; and C. Gerald Goldsmith.

Exhibit 3	Original Petition, filed in the 101st Judicial District Court of Dallas County, Texas, styled as Highland Crusader Offshore Partners, L.P.; Highland Equity Focus Fund, L.P.; Highland Capital Management, L.P.; Highland Capital Management Services, Inc. vs. Motient Corporation.

Exhibit 4	Plaintiffs’ Original Petition, filed in the 101st Judicial District Court of Dallas County, Texas, styled as Highland Crusader Offshore Partners, L.P.; Highland Equity Focus Fund, L.P.; Highland Capital Management, L.P.; Highland Capital Management Services, Inc. vs. Andrews & Kurth, L.L.P.

Exhibit 5	Plaintiffs’ Fourth Amended Petition, filed in the 200th Judicial District Court of Travis County, Texas, styled as Joseph D. Martinec, Chapter 11 Trustee of WSNet Holdings, Inc., Plaintiff v. Cerberus Capital Management LP, Cerberus Partners LP, Cerberus Associates, L.L.C., Craig Court, Inc., CRT Satellite Investors LLC, Stephen A. Feinberg, Gary Singer, Jared Abbruzzese, Seth Plattus, C. Ronald Dorchester, Remus Holdings LLC, Romulus Holdings Inc. and, Techone Capital Group LLC, Defendants.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 6, 2005

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

PROSPECT STREET INCOME SHARES INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

HIGHLAND LEGACY LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAMCO CAYMAN, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND SELECT EQUITY FUND, L.P.

By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

APPENDIX I
     The name of each director and officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Highland Capital Management Services, Inc.
James D. Dondero, Director	President
Mark K. Okada, Director	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Treasurer

Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
R. Joseph Daugherty	Vice President
Todd A. Travers	Secretary
J. Kevin Ciavarra	Assistant Secretary
Chad Schramek	Treasurer

Prospect Street High Income Portfolio, Inc. and Prospect Street Income Shares Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
R. Joseph Daugherty, Director	Senior Vice President
M. Jason Blackburn	Secretary and Treasurer
Michael S. Minces	Chief Compliance Officer
Timothy K. Hui, Director	Associate Provost for Graduate Education of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, Pennsylvania 18966
Scott F. Kavanaugh, Director	Private investments
James F. Leary, Director	Managing Director of Benefit Capital Southwest, Inc., 2006 Peakwood Drive, Garland, Texas 75044
Bryan A. Ward, Director	Senior Manager of Accenture, LLP, 3625 Rosedale, Dallas, Texas 75205